No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF January 2003

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     *     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On January 7, 2003 Honda Motor Co., Ltd. announced the plan of exhibiting two customized Mobilio Spike models (the “ThinkPad” and the “Surfing” models) in the “Honda Customize World” booth at “Tokyo Auto Salon 2003” with NAPAC (Nippon Auto Parts Aftermarket Committee). (Ref. #A03-001)

Exhibit 2:

On January 9, 2003 Honda Motor Co., Ltd. announced that its small car model, the Fit, achieved cumulative unit sales of 250,790 units in Japan in 2002, according to the statistics of the Japan Automobile Dealers Association. (Ref. #C03-001)

Exhibit 3:

On January 15, 2003 Guangzhou Honda Automobile Co., Ltd., Honda’s automobile production and sales joint venture in China, held a line-off ceremony to launch production of the all-new Accord. (Ref. #C03-003)

Exhibit 4:

On January 21, 2003 Honda Taiwan Co., Ltd., Honda’s automobile production and sales subsidiary in Taiwan, launched sales of the new CR-V in Taipei, one day after a line-off ceremony was held at the recently completed automobile plant in Pingdong in southern Taiwan. (Ref. #C03-005)

Exhibit 5:

On January 27, 2003 Honda Motor Co., Ltd. announced that its domestic sales increased 4.6% and passenger car and light truck sales were up 7.9% in 2002, the best year ever for the company in both categories. (Ref. #03003)

Exhibit 6:

On January 30, 2003 Honda Motor Co., Ltd. announced a full model change for its CB1300 SUPER FOUR large-displacement road sports bike. (Ref. #03004)

Exhibit 7:

On January 31, 2003 Honda Motor Co., Ltd. announced its unaudited consolidated financial results for the fiscal third quarter and the nine months ended December 31, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD)

/s/ Satoshi Aoki
Satoshi Aoki
Senior Managing and Representative Director

Date: February 14, 2003

ref. #A03-001

Honda Exhibits Customized Mobilio Spike Models

at Tokyo Auto Salon 2003

January 7, 2003—Honda Motor Co., Ltd. has announced that it will be exhibiting two customized Mobilio Spike models (the ‘ThinkPad’ and the ‘Surfing’ models) in the ‘Honda Customize World’ booth at ‘Tokyo Auto Salon 2003 with NAPAC*1. This event will be held in Chiba’s Makuhari Messe from Friday, January 10th through Sunday, January 12th.

‘Honda Customize World’ showcases the exciting new possibilities offered by Honda’s expanding range of custom automobiles. Demonstrating the powerful allure of customization, other exhibits will include the ‘Module Box’ concept model based on the Mobilio Spike using the ‘Modulo’ custom brand made by Honda Access Corporation (manufacturer of genuine Honda parts and accessories), an aero-parts model by DOOV Corporation*2, and models by custom manufacturers handling Honda automobiles.

*1:	Sponsor: Tokyo Auto Salon Association (TASA), Co-Sponsor: Nippon Auto Parts Aftermarket Committee (NAPAC)

*2:	100%-owned subsidiary of Honda Access Corporation

Mobilio spike ‘ThinkPad’ (customized model)	Mobilio spike ‘Surfing’ (customized model)

●    Overview of customized Mobilio Spike models

‘ThinkPad’ model

This model is based on the ‘Star Seeker’ concept of the car as a private observation platform for viewing starry skies. Using the advanced technology of IBM’s ThinkPad notebook PC, released ten years ago this year, it features power-slide doors controlled using the Mobilio Spike (W-type) radio-wave keyless-entry system. Designed to a ‘mobile observatory spec’, the model also includes an astronomical telescope controlled and operated using the ThinkPad.

‘Surfing’ model

Featuring stowage, gadgetry and utility tailored to the serious surfer’s lifestyle, this model is designed to a ‘pro surfer spec’, with a flexible cargo space based on the ‘ULTRA’ system.

A press-release regarding customized Mobilio Spike models will be available from January 7, 2003 at the following URL:

http://www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Ref.#C03-001

Honda Fit Ranked Best-selling Vehicle in 2002 in Japan

Tokyo, January 9, 2003—Honda Motor Co., Ltd., today announced that its small car model, the Fit, achieved cumulative unit sales of 250,790 units in Japan in 2002, according to the statistics of the Japan Automobile Dealers Association. Thus, Fit became the top-selling vehicle in Japan, the first time that a Honda model has reached the No.1 spot in yearly cumulative sales.

Since its launch in June 2001, the Fit has proved popular with a wide-range of customers for its trend-setting styling, good fuel economy and excellent user-friendly features. Its cumulative sales now total 355,088 units in about a year and a half since its launch.

The Fit was first exported to Europe in November 2001, and is currently sold, to high acclaim, in about 60 countries worldwide, as of the end of December 2002. Including exports, cumulative production of the Fit, which is manufactured at the Suzuka Factory, has exceeded 400,000 units.

•    History of the Fit

* June 2001	Launch of the 1.3-liter model
* November 2001	Received the 2001-2002 Japan Car of the Year Award
Received the 2002 RJC Car of the Year Award
Start of exports, beginning with Europe
* December 2001	Achieved cumulative sales of 100,000 units in Japan
* June 2002	Achieved cumulative sales of 200,000 units in Japan
* September 2002	Launch of the 1.5-liter model
* October 2002	Achieved cumulative sales of 300,000 units in Japan
* November 2002	Facelift of the 1.3-liter model
* December 2002	Achieved cumulative sales of 350,000 units in Japan

C03-003

Honda Begins Production of All-new Accord in China

Guangzhou, January 15, 2003— Guangzhou Honda Automobile Co., Ltd., Honda’s automobile production and sales joint venture in China, today held a line-off ceremony to launch production of the all-new Accord. Nationwide sales of the new Accord will start January 25, 2003 at a price of 259,800 yuan for the 2.4l i-VTEC model—with a first year sales target of 70,000 units.

The new Accord for the Chinese market is based on the U.S. version of Accord, which underwent a full model change in the U.S. in September 2002. Additional modifications were made to match road and usage conditions in China. In addition to achieving high levels of quality, reliability and safety, the new Accord offers excellent driving performance, a high level of comfort and functionality, as well as sporty styling. Regarding the environment, the new Accord achieved the Euro 3 standard for tail pipe emissions.

Guangzhou Honda began production of the Accord with its production start-up in March 1999, and cumulative production and sales of the Accord has now reached approximately 139,000 units. With the launch of the all-new model, Guangzhou Honda plans to further expand Accord sales.

Local content for the new Accord will increase to 70% from the current level of about 60% as Guangzhou Honda begins the complete manufacturing process of cylinder blocks and cylinder heads from molding to machining.

In April 2002, Guangzhou Honda added production of the Odyssey. The present line-up will be further expanded in summer 2003 with the production start-up of the compact sedan, the Fit Saloon. The annual production capacity at Guangzhou Honda will increase from the current 50,000 units to 120,000 units by February 2003, with a further increase to 240,000 units by spring 2004. Production output in 2002 reached 59,000 units, taking total cumulative production and sales of Accord and Odyssey to more than 153,000 units since the start of operations. Meanwhile, the production target for 2003 has been set at 112,000 units.

Regarding the sales network, Guangzhou Honda will increase the number of dealers from approximately 140 to 200 dealers by the end of 2003. It is the first sales and service dealer network in China to be developed by a manufacturer, integrating auto sales and service into one organization, including maintenance service, parts supply and communication with customers.

Outline of the new Accord

Type (Price)

2.0l i-VTEC (TBD Scheduled to start sales in March 2003)

2.4l i-VTEC (259,800 yuan Scheduled to start sales on January 25)

3.0l V6 VTEC (TBD Scheduled to start sales in April 2003)

Main features

•	5-speed automatic transmission

•	ABS (4-wheel anti-lock brake system) with EBD (electronic brake force distribution system)

•	SRS airbag systems for driver and front-seat passenger

•	Front-seat side airbag system (only for 3.0l V6 VTEC)

•	TCS (traction control system) (only for 3.0l V6 VTEC)

•	Cruise control system (excluding 2.0l i-VTEC)

•	Sunroof (excluding 2.0l i-VTEC)

•	Leather seats (excluding 2.0l i-VTEC)

•	Right-and-left independently controlled automatic air conditioner

•	Aluminum wheels

•	Immobilizer system

•	Keyless entry system

Current Outline of Guangzhou Honda Automobile Co., Ltd.

Established:	July 1998

Capital Investment:	Approx. 1.15 billion yuan

Capitalization Ratio:	Honda Motor Co., Ltd.: 50%

Guangzhou Auto Group Corp.: 50%

Location:	Guangzhou City, China

Representative:	President, Koji Kadowaki

Employment:	Approximately 3,000 associates

Start of Production:	March 1999

Products:	Accord 2.0l, 2.4l, 3.0l V6 and Odyssey

Annual Capacity:	120,000 units (as of February 2003)

Ref. #C03-005

Honda Taiwan Begins Production and Sales of the CR-V

Taipei, January 21, 2003—Honda Taiwan Co., Ltd., Honda’s automobile production and sales subsidiary in Taiwan, launched sales of the new CR-V in Taipei today, one day after a line-off ceremony was held at the recently completed automobile plant in Pingdong in southern Taiwan. Nationwide sales will begin today, January 21 through Honda Taiwan’s newly established automobile dealer network. The sales price has been set at 799,000 yuan (approx. 2.8million yen) for the LX mid-trim level, and Honda expects to sell 10,000 units of the CR-V in the first year. (1 yuan = 3.5 yen)

Honda established Honda Taiwan as a 100% owned local subsidiary in February 2002, after discontinuing its local partnership in order to create an organizational structure that would enable it to fully utilize its global production and supply networks. Following this development, in June, Honda purchased land and a factory from local automobile manufacturer, Taching Motors Co., Ltd., located in Pingdong, south of Taiwan. Further investments were made in new production equipment in order to introduce Honda’s flexible manufacturing system.

Regarding the sales network, Honda Taiwan will further increase the number of dealers, which have responsibility for sales, service and service parts. Honda expects to have 30 dealer outlets by the end of 2003.

Outline of the new CR-V

Type / Price

EX (4WD AT) 869,000 yuan

LX (4WD AT) 799,000 yuan

GX (4WD AT) 719,000 yuan

Main features

•	2-liter 4-cylinder i-VTEC engine

•	4-speed automatic transmission

•	ABS (4-wheel anti-lock brake system)

•	SRS airbag system for driver and front-seat passenger

•	Cruise control system

•	Sunroof (EX only)

•	Leather seats (EX only)

•	Aluminum wheels

•	Keyless entry system

Current Outline of Honda Taiwan Co., Ltd.

Established:	February 2002

Capital:	Approx. 3.6 billion yuan (approx. 12.6 billion yen)

Capitalization Ratio:	Honda Motor Co., Ltd.: 100%
Location:	Taipei (with the plant located in Pingdong)
Representative:	President, Teruo Fujisaki
Employment:	Approx. 500

Outline of Honda Taiwan’s Pingdong Plant

Location:	Pingdong (approx. 15km east of Gaoxiong)
Site area:	Approx. 188,000m2
Building area:	Approx. 65,000m2
Products:	CR-V

(NOTE: This release is emobargoed until 11:30 a.m., Jan. 27)

Ref.#03003

Honda Sets Domestic Sales and Production Records for 2002

January 27, 2003—Honda Motor Co., Ltd., announced today that its domestic sales increased 4.6% and passenger car and light truck sales were up 7.9% in 2002, the best year ever for the company in both categories.

The annual sales record of 902,658 units was highlighted by Honda’s Fit sub-compact, which became the best-selling vehicle in Japan in 2002. It was the fourth consecutive year of growth in both overall sales and the third consecutive year of growth in the passenger car-light trucks category.

Domestic production, meanwhile, was up 7.9% in 2002 setting a new record. Overall production also grew, increasing 8.0% worldwide in December, and 9.4% for 2002. Overseas production grew 14.8% in December, and 10.8% for the year.

Domestic sales in December were off 2.3%. The Fit, however, again posted strong sales totaling 22,098 units. For the year, 250,790 Fits were sold in Japan. In December, Honda’s Life mini-vehicle (11,869 units), Mobilio (8,381 units) and Accord (6,386 units) also enjoyed brisk sales.

Mini vehicle sales were down 14.5% in December, and down 1.9% for 2002.

Export shipments from Japan in December were up sharply again, gaining 22.7%, mainly because of increased shipments to Europe and North America.

Honda Production, Sales And Exports—December 2002

PRODUCTION

	Dec.	Annual Total	Fiscal Total
	Units Vs. 12/01	Units Vs. 2001	Units Vs. 01/4-12
Domestic (CBU+CKD)	114,381 + 2.5%	1,386,379 + 7.9%	1,042,834 + 7.3%
Overseas (CBU only)	103,767 + 14.8%	1,514,408 + 10.8%	1,145,427 + 13.7%
Worldwide Total (*)	218,148 + 8.0%	2,900,787 + 9.4%	2,188,261 + 10.5%

(*) — except overseas CKD

REGIONAL PRODUCTION

	Dec.	Annual Total	Fiscal Total
	Units Vs. 12/01	Units Vs. 2001	Units Vs. 01/4-12
North America	75,527 + 11.7%	1,113,755 + 4.5%	833,708 + 7.0%
(USA only	51,698 + 16.9%	752,737 + 8.4%	567,218 + 11.4% )
Europe	12,402 + 31.6%	176,698 + 54.8%	134,453 + 52.4%
Asia	13,106 + 27.4%	173,417 + 27.4%	138,622 + 35.8%
Others	2,732 - 11.4%	50,538 - 1.0%	38,644 + 1.4%
Regional Tot.	103,767 + 14.8%	1,514,408 + 10.8%	1,145,427 + 13.7%

SALES

	Dec.	Annual Total	Fiscal Total
Vehicle type	Units Vs. 12/01	Units Vs. 2001	Units Vs. 01/4-12
Passenger cars & light trucks	55,334 + 3.3%	613,959 + 7.9%	447,121 + 2.9%
(Imports	1,706 + 61.1%	9,786 + 8.0%	7,090 - 3.0%)
Mini vehicles	21,201 - 14.5%	288,699 - 1.9%	208,710 - 0.7%
TOTAL	76,535 - 2.3%	902,658 + 4.6%	655,831 + 1.7%

EXPORTS

	Dec.	Annual Total	Fiscal Total
	Units Vs. 12/01	Units Vs. 2001	Units Vs. 01/4-12
North America	27,042 + 6.1%	299,021 + 8.2%	228,743 + 20.3%
(USA only	24,461 + 3.7%	266,254 + 4.7%	203,357 + 15.3%)
Europe	8,484 + 91.3%	73,186 + 18.3%	58,656 + 31.6%
Asia	1,382 - 1.1%	31,685 + 5.5%	25,487 + 23.5%
Others	6,745 + 59.2%	71,904 + 51.7%	58,790 - 5.3%
TOTAL	43,653 + 22.7%	475,796 + 14.5%	371,676 + 30.2%

For further information, please contact:

Masaya Nagai

Noriko Okamoto

Tatsuya David Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

ref. #03004

Honda Announces a Full Model Change for the

CB1300 SUPER FOUR Large-Displacement Road Sports Bike

January 30, 2003—Honda Motor Co., Ltd. has announced a full model change for its CB1300 SUPER FOUR large-displacement road sports bike. The new bike, which features dynamic styling combined with a powerful water-cooled, 4-stroke, in-line 4-cylinder 1300cc engine, goes on sale February 7th.

The new CB1300 SUPER FOUR is the latest advancement on the CB1000 SUPER FOUR model, designed based on the “Project Big-1”*1 concept, that was first introduced in November 1992. The displacement was boosted to 1300cc in March 1998, winning over a broad spectrum of motorcycle enthusiasts.

*1	The “Project Big-1” concept seeks to achieve exciting driving performance through a sophisticated blend of light, nimble handling and powerful engine performance in a bike equipped with a water-cooled, DOHC 4-valve, in-line 4-cylinder engine.

                                                                                                      CB1300 SUPER FOUR

●    Planned vehicle sales (domestic, annual): 4,000 units

●    Manufacturer’s suggested retail price (consumption tax not included)

Two-tone color type: ¥990,000

Solid color type: ¥980,000

(Example of regionally adjusted manufacturer’s suggested retail price: Okinawa +¥10,000. The manufacturer’s suggested retail price is for reference only. Similar adjustments may be made in other regions.)

The dry weight of the new bike is 20kg lighter than previous models, and a 3-D ignition timing control system and PGM-FI (Programmed Fuel Injection) have been added to achieve precise, sensitive throttle response and smooth powerful output characteristics. The exhaust system and other components were also redesigned to create a dignified, comfortable exhaust sound and resonance that the rider experiences through his or her entire body, further enhancing the bike’s driving pleasure.

Functional improvements include a 12-liter storage compartment under the seat and Honda’s original HISS (Honda Ignition Security System) anti-theft device. An information display has also been added to provide the rider with all required information, further heightening the bike’s ease of operation. The new model inherits the CB1000 SUPER FOUR’s dynamic styling, combining beauty with functionality.

In addition to the traditional two-tone color combinations of white on red and black on gray embellished with a wing-mark motif, a solid-color type is also available in simple monotone silver, for three color schemes in all.

=Main Features of the CB1300 SUPER FOUR=

●    A new more compliant, more fun-to-drive engine that is 8kg lighter

The new CB1300 SUPER FOUR engine’s rocker arms have been replaced with a “direct push” system in which the cam lobes operate via lifters to open and close the valves directly. This results in greater combustion efficiency and a more compact, lightweight, low-friction design. Further weight reductions attained through the use of a thinner cylinder block and the elimination of engine fins result in an engine unit that is 8kg lighter. Innovations throughout ensure unrivalled operability and engine response. In the fuel system, the carburetor has been abandoned in favor of digitally controlled PGM-FI equipped with an advanced 32-bit high-performance ECU that executes high-speed analysis of engine rpm, camshaft rpm, water temperature, atmospheric pressure, throttle opening, and other data to achieve improved throttle response and optimum combustion efficiency.

●    Air injection contributes to a major reduction in CO, HC, and NOX emissions

A built-in air injection system delivers the optimum amount of fresh air to the exhaust ports in each cylinder, causing incompletely combusted materials in the port to re-ignite. In combination with the PGM-FI, this results in a major reduction of CO, HC, and NOX emissions in the exhaust.

●    Exhaust sound performance that further enhances the fun of the ride

In order to produce a crisp, pleasant exhaust sound, the 4-2-1 exhaust pipe is fitted with a single-pipe collector and muffler. The muffler’s rear cap is also equipped with a newly developed variable exhaust valve to create a clear sound with a minimum of interference noise. Other improvements include a drive chain fitted with plastic washers between the rollers to suppress drive noise and a rubber rear upper engine mount that reduces unpleasant vibration noises, resulting in a pleasing sound that further enhances the fun of the ride.

●    A lighter, more compact frame delivers comfortable driving performance

The dual-backbone, double-cradle frame provides improved overall rigidity and balance. A shortening of the wheelbase by 30mm, in addition to other modifications, has resulted in a 7kg weight savings in the frame area. The new design emphasizes handling and driving performance.

●    Meter display provides instant confirmation of all important driving information

The custom-designed, twin-gauge display features an analog speedometer and tachometer. Inside the tachometer is an LCD panel displaying a clock and fuel gauge, and between the speedometer and tachometer is an LCD information display that shows two odometers, distance remaining, a stopwatch, coolant temperature, ambient air temperature, distance traveled per day and more.

●    Major increase in cargo capacity, including a 12-liter storage space

The 12-liter storage space located under the seat is big enough to accommodate a U-lock, rainwear, gloves, cap, maps, and more. This cargo space, combined with the six hooks located at the back of the seat, gives the new CB1300 SUPER FOUR a major increase in cargo capacity over previous models.

●    Coloring

The new CB1300 SUPER FOUR is available in either a two-tone color scheme employing newly developed ultra-thin color film for the tank stripes for a nearly flush fit, or a simple, solid color scheme. The two-tone type is available in either Pearl Fadeless White and Candy Aramona Red, traditional to the CB series, or Black and Force Silver Metallic with a graphic design patterned after a partial wing mark. The solid color type is Force Silver Metallic.

Photographs and related publicity information on the CB1300 SUPER FOUR are available for downloading from the following URL:

http://www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Specifications

Model Name		CB1300 SUPER FOUR

Model Type		Honda BC-SC54

L x W x H	(m)	2.220×0.790×1.120

Wheelbase	(m)	1.515

Ground Clearance	(m)	0.135

Seat Height	(m)	0.790

Vehicle Weight	(kg)	254

Dry Weight	(kg)	226

No. of Riders		2

Turning Radius	(m)	2.7

Engine Model and Type		SC54E water-cooled 4-stroke DOHC 4-valve in-line 4-cylinder

Displacement	(cm3)	1,284

Bore x Stroke	(mm)	78.0×67.2

Compression Ratio		9.6 to 1

Maximum Power	(kW[PS]/rpm)	74[100]/7,000

Maximum Torque	(N·m [kg·m] /rpm)	117[11.9]/5,500

Fuel Consumption	(km/l)	25.0(60km/h, low-elevation driving)

Fuel Supply		PGM-FI (Programmed Fuel Injection)

Starting		Self-starting type

Ignition		Fully-transistorized battery ignition

Lubrication System		Force feed and splash

Oil Capacity	(l)	4.8

Fuel Tank Capacity	(l)	21

Clutch		Wet-type, multi-plate coil spring

Gearbox		Constant-mesh, 5-speed return

Gear Ratio	1st Gear	3.083

	2nd Gear	2.062

	3rd Gear	1.545

	4th Gear	1.272

	5th Gear	1.130

Differential (primary/secondary)		1.652/2.167

Caster Angle (degrees)/Trail (mm)		25°00’/99

Tire Size	Front	120/70ZR17 M/C (58W)

	Rear	180/55ZR 17 M/C (73W)

Braking System	Front	Hydraulic disc (double)

	Rear	Hydraulic disc

Suspension	Front	Telescopic

	Rear	Swing arm

Frame		Double cradle

January 31, 2003

HO NDA MOTOR CO., LTD. REPORTS

UNAUDITED CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER AND

THE NINE MONTHS ENDED DECEMBER 31, 2002

Tokyo, January 31, 2003—Honda Motor Co., Ltd. today announced its unaudited consolidated financial results for the fiscal third quarter and the nine months ended December 31, 2002.

Third Quarter Results

Honda’s consolidated net income for the fiscal third quarter ended December 31, 2002 totaled JPY 115.1 billion (USD 961 million), an increase of 40.0% from the same period in 2001. Basic net income per Common Share for the quarter amounted to JPY 118.63 (USD 0.99), compared to JPY 84.42 for the same period in 2001. Two of Honda’s American Depositary Shares represent one Common Share.

Unit sales in all Honda’s business categories, namely motorcycles, automobiles and power products, increased for the fiscal third quarter and consolidated net sales and other operating revenue (herein referred to as “revenue”) amounted to JPY 1,989.2 billion (USD 16,591 million), an increase of 13.3% over the corresponding period in 2001.

Revenue included currency translation effects, which had a positive impact on foreign currency denominated revenue from Honda’s overseas subsidiaries translated into yen. Honda estimates that had the exchange rate of the yen remained unchanged from the same period in 2001, revenue for the quarter would have increased by approximately 13.0%.

Consolidated operating income for the fiscal third quarter totaled JPY 158.9 billion (USD 1,326 million), an increase of 2.7% compared to the same period in 2001. This increase in operating income was due mainly to higher revenue from every product category, Honda’s ongoing cost cutting strategies together with the depreciation of the yen, which offset the negative impact from increases in selling, general and administrative (SG&A) expenses as well as research and development (R&D) expenses.

Consolidated income before income taxes for the quarter totaled JPY 158.7 billion (USD 1,324 million), an increase of 31.7% from the same period in 2001.

With respect to Honda’s sales in the fiscal third quarter by business category, motorcycle unit sales increased 39.6% to 2,145,000 units, and revenue increased 6.9%, to JPY 217.2 billion (USD 1,812 million). These increases were due primarily to higher sales in Asian countries such as Thailand, China, Indonesia and India.

Honda’s unit sales of automobiles increased by 7.7% to 702,000 units, due primarily to strong sales of such light truck models as the Pilot, CR-V and Odyssey in North America. Revenue increased 14.6%, to JPY 1,637.4 billion (USD 13,657 million) during the quarter.

Unit sales of power products totaled 862,000 units, an increase of 9.5% compared to the corresponding period in 2001. Favorable sales of Honda’s general-purpose engines in Europe and North America were the major factor in this increase. Revenue from other businesses, including the power product business and financial services, increased by 7.9% to JPY 134.5 billion (USD 1,122 million) due mainly to higher revenue from financial services led by favorable automobile sales in North America.

Nine-Month Results

Honda’s consolidated net income for the fiscal nine months ended December 31, 2002 totaled JPY 309.9 billion (USD 2,585 million), an increase of 21.1% from the corresponding period of last year. Basic net income per Common Share for the fiscal nine months amounted to JPY 318.59 (USD 2.66), compared to JPY 262.72 for the corresponding period a year ago.

Unit sales of Honda’s motorcycles, automobiles and power products increased and revenue for the fiscal nine months amounted to JPY 5,842.8 billion (USD 48,731 million), an increase of 11.1% from last year.

Revenue included positive effect of currency translation, and Honda estimates that had the exchange rate of the yen remained unchanged from the previous year, revenue for the year would have increased by approximately 9.9%.

Consolidated operating income for the fiscal nine months totaled JPY 482.8 billion (USD 4,027 million), an increase of 2.7% compared to the corresponding period last year. Higher revenue from every product category, a weaker yen and Honda’s continuing cost cutting strategies were the major contributing factors in this increase in operating income.

Consolidated income before income taxes for the fiscal nine months totaled JPY 432.4 billion (USD 3,606 million), an increase of 10.7% compared to the previous year.

With respect to Honda’s sales for the nine-month period by business category, motorcycle unit sales increased by 38.4% to 6,012,000 units, and revenue increased 10.6% to JPY 715.0 billion (USD 5,964 million). Strong gains primarily in Asian countries outside Japan were more than enough to offset decreased revenue from Japan.

Honda’s unit sales of automobiles increased by 8.7% to 2,108,000 units, and revenue increased 10.8% to JPY 4,728.9 billion (USD 39,441 million) for the nine-month period. Robust sales of light truck models such as the Pilot, CR-V and Odyssey in North America were the primary contributors to these increases.

Unit sales of power products totaled 2,868,000 units, an increase of 14.9% compared to the corresponding period of the previous year. Unit sales of general-purpose engines increased in North America, Europe and Japan. Revenue from other businesses, including power products and financial services, showed a 15.0% increase, amounting to JPY 398.8 billion (USD 3,326 million).

Forecasts for the fiscal year ending March 31, 2003

FY2003 Forecasts for consolidated results

	In billions of yen	Changes from FY 2002
Net sales and other operating revenue	8,000	+8.7%
Income before income taxes	610	+10.6%
Net income	430	+18.6%

FY2003 Forecasts for unconsolidated results

	In billions of Yen	Changes from FY 2002
Net sales	3,300	+2.8%
Ordinary profit	240	+9.6%
Net income	170	+26.0%

These forecasts are based on the assumption that the exchange rates for the yen to the U.S. dollar and the euro for the current fiscal year will average JPY 123 and JPY 115, respectively.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control. Such factors include general economic conditions in Honda’s principal markets, and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

[1] Unit Sales Breakdown

	(In thousands of units)
	Three months ended Dec. 31, 2002	Three months ended Dec. 31, 2001	Nine months ended Dec. 31, 2002	Nine months ended Dec. 31, 2001
MOTORCYCLES

Japan	94	87	309	303
(M/C included above)	(94)	(87)	(309)	(303)
North America	149	146	440	400
(M/C included above)	(85)	(79)	(223)	(206)
Europe	58	57	213	219
(M/C included above)	(57)	(55)	(207)	(214)
Others	1,844	1,247	5,050	3,421
(M/C included above)	(1,840)	(1,245)	(5,041)	(3,414)

Total	2,145	1,537	6,012	4,343
(M/C included above)	(2,076)	(1,466)	(5,780)	(4,137)

AUTOMOBILES

Japan	202	210	628	631
North America	388	349	1,120	1,004
Europe	39	38	143	122
Others	73	55	217	183

Total	702	652	2,108	1,940

POWER PRODUCTS

Japan	101	81	353	272
North America	260	243	1,160	979
Europe	274	232	698	607
Others	227	231	657	639

Total	862	787	2,868	2,497

[2] Net Sales Breakdown

(A) For the three months ended December 31, 2002 and 2001

	(In millions of Yen)
	Three months ended Dec. 31, 2002		Three months ended Dec. 31, 2001
MOTORCYCLE BUSINESS

Japan	22,139	(10.2%)	23,113	(11.4%)
North America	75,689	(34.8%)	72,207	(35.5%)
Europe	30,757	(14.2%)	30,265	(14.9%)
Others	88,649	(40.8%)	77,648	(38.2%)

Total	217,234	(100.0%)	203,233	(100.0%)

AUTOMOBILE BUSINESS

Japan	377,651	(23.1%)	390,400	(27.3%)
North America	1,026,329	(62.7%)	877,559	(61.4%)
Europe	83,018	(5.0%)	71,978	(5.0%)
Others	150,441	(9.2%)	88,479	(6.3%)

Total	1,637,439	(100.0%)	1,428,416	(100.0%)

OTHERS

Japan	38,916	(28.9%)	26,988	(21.6%)
North America	71,483	(53.1%)	65,361	(52.4%)
Europe	13,863	(10.3%)	10,739	(8.6%)
Others	10,304	(7.7%)	21,675	(17.4%)

Total	134,566	(100.0%)	124,763	(100.0%)

TOTAL

Japan	438,706	(22.1%)	440,501	(25.1%)
North America	1,173,501	(59.0%)	1,015,127	(57.8%)
Europe	127,638	(6.4%)	112,982	(6.4%)
Others	249,394	(12.5%)	187,802	(10.7%)

Total	1,989,239	(100.0%)	1,756,412	(100.0%)

Explanatory Notes:

1.	The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2.	Net sales of OTHERS including revenue from sales of power products and related parts, leisure businesses, trading and finance subsidiaries

[2] Net Sales Breakdown – continued

(B) For the nine months ended December 31, 2002 and 2001

	(In millions of Yen)
	Nine months ended Dec. 31, 2002		Nine months ended Dec. 31, 2001
MOTORCYCLE BUSINESS

Japan	74,114	(10.4%)	76,963	(11.9%)
North America	239,943	(33.5%)	222,591	(34.4%)
Europe	117,978	(16.5%)	111,925	(17.3%)
Others	283,033	(39.6%)	235,191	(36.4%)

Total	715,068	(100.0%)	646,670	(100.0%)

AUTOMOBILE BUSINESS

Japan	1,135,792	(24.0%)	1,206,395	(28.3%)
North America	2,888,339	(61.1%)	2,529,964	(59.3%)
Europe	287,283	(6.1%)	230,616	(5.4%)
Others	417,538	(8.8%)	300,948	(7.0%)

Total	4,728,952	(100.0%)	4,267,923	(100.0%)

OTHERS

Japan	105,846	(26.5%)	83,983	(24.2%)
North America	225,758	(56.6%)	193,862	(55.9%)
Europe	40,143	(10.1%)	32,288	(9.3%)
Others	27,083	(6.8%)	36,682	(10.6%)

Total	398,830	(100.0%)	346,815	(100.0%)

TOTAL
Japan	1,315,752	(22.5%)	1,367,341	(26.0%)
North America	3,354,040	(57.4%)	2,946,417	(56.0%)
Europe	445,404	(7.6%)	374,829	(7.1%)
Others	727,654	(12.5%)	572,821	(10.9%)

Total	5,842,850	(100.0%)	5,261,408	(100.0%)

Explanatory Notes:

1.	The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2.	Net sales of OTHERS including revenue from sales of power products and related parts, leisure businesses, trading and finance subsidiaries.

[3] Consolidated Financial Summary

(For the three months and nine months ended December 31, 2002 and 2001)

Financial Highlights

	(In millions of Yen)
	Three months ended Dec. 31, 2002	% Change	Three months ended Dec. 31, 2001	Nine months ended Dec. 31, 2002	% Change	Nine month ended Dec. 31, 2001
Net sales and other operating revenue	1,989,239	13.3%	1,756,412	5,842,850	11.1%	5,261,408

Operating income	158,978	2.7%	154,782	482,847	2.7%	470,019

Income before income taxes	158,709	31.7%	120,473	432,410	10.7%	390,460

Net income	115,167	40.0%	82,258	309,946	21.1%	255,998

	(In Yen)
Basic net income per
Common Share	118.63		84.42	318.59		262.72

American Share	59.32		42.21	159.30		131.36

	(In millions of U.S. Dollars)
	Three months ended Dec. 31, 2002	Nine months ended Dec. 31, 2002
Basic net sales and other operating revenue	16,591	48,731
Operating income	1,326	4,027
Income before income taxes	1,324	3,606
Net income	961	2,585

	(In U.S. Dollars)
Basic net income per
Common Share	0.99	2.66
American Share	0.49	1.33

Explanatory Note:

The number of treasury stock has been excluded from the calculation for basic net income.

[4] Consolidated Statements of Income and Retained Earnings (Unaudited)

(A) For the three months ended December 31, 2002 and 2001

	(In millions of Yen)
	Three months ended Dec. 31, 2002	Three months ended Dec. 31, 2001
Net sales and other operating revenue	1,989,239	1,756,412

Operating costs and expenses:
Cost of sales	1,374,953	1,178,913

Selling, general and administrative	348,850	318,047

Research and development	106,458	104,670

Operating income	158,978	154,782

Other income:

Interest	1,631	1,538
Other	5,748	4,740

Other expenses:

Interest	3,271	4,151
Other	4,377	36,436

Income before income taxes	158,709	120,473

Income taxes	58,928	49,815

Income before equity in income of affiliates	99,781	70,658

Equity in income of affiliates	15,386	11,600

Net income	115,167	82,258

Retained earnings:

Balance at beginning of period	2,945,720	2,589,892

Cash dividends paid	(15,560)	(12,667)

Transfer to legal reserves	(379)	(592)

Balance at end of period	3,044,948	2,658,891

	(In Yen)
Basic net income per

Common Share	118.63	84.42
American Share	59.32	42.21

Explanatory Note:

The number of treasury stock has been excluded from the calculation for basic net income.

[4] Consolidated Statements of Income and Retained Earnings (Unaudited)—continued

(B)	For the nine months ended December 31, 2002 and 2001

	(In millions of Yen)
	Nine months ended Dec. 31, 2002	Nine months ended Dec. 31, 2001
Net sales and other operating revenue	5,842,850	5,261,408

Operating costs and expenses:

Costs of sales	3,989,817	3,584,450

Selling, general and administrative	1,050,705	919,515

Research and development	319,481	287,424

Operating income	482,847	470,019

Other income:

Interest	5,724	5,594
Other	10,513	1,531

Other expenses:
Interest	9,648	12,916
Other	57,026	73,768

Income before income taxes	432,410	390,460

Income taxes	166,112	163,141

Income before equity in income of affiliates	266,298	227,319

Equity in income of affiliates	43,648	28,679

Net income	309,946	255,998

Retained earnings:

Balance at beginning of period	2,765,600	2,428,293

Cash dividends paid	(30,176)	(24,360)

Transfer to legal reserves	(422)	(1,040)

Balance at end of period	3,044,948	2,658,891

	(In Yen)
Basic net income per
Common Share	318.59	262.72

American Share	159.30	131.36

Explanatory Note:

The number of treasury stock has been excluded from the calculation for basic net income.

[5] Consolidated Balance Sheets

	(In millions of Yen)
Assets
	Dec. 31, 2002	Mar. 31, 2002	Dec. 31, 2001
	(Unaudited)	(Audited)	(Unaudited)
Current assets:

Cash and cash equivalents	498,078	609,441	448,003

Trade accounts and notes receivables	368,939	452,208	289,607

Finance subsidiaries-receivables, net	923,998	995,087	868,260

Inventories	703,389	644,282	715,496

Deferred income taxes	191,697	182,788	167,241

Other current assets	250,343	204,538	211,657

Total current assets	2,936,444	3,088,344	2,700,264

Finance subsidiaries-receivables, net	2,172,678	1,808,861	1,749,187

Investments and advances	395,342	395,495	376,115

Property, plant and equipment, at cost:

Land	337,336	318,208	312,953

Buildings	912,892	920,106	891,866

Machinery and equipment	2,024,448	2,048,244	1,995,036

Construction in progress	103,621	82,610	109,906

	3,378,297	3,369,168	3,309,761
Less accumulated depreciation	1,995,614	1,979,455	1,965,540

Net property, plant and equipment	1,382,683	1,389,713	1,344,221

Other assets	244,869	258,382	177,437

Total assets	7,132,016	6,940,795	6,347,224

[5] Consolidated Balance Sheets—continued

	(In millions of Yen)
Liabilities and Stockholders’ Equity
	Dec. 31, 2002	Mar. 31, 2002	Dec. 31, 2001
	(Unaudited)	(Audited)	(Unaudited)
Current liabilities:

Short-term debt	1,007,693	1,035,069	1,037,448

Current portion of long-term debt	187,921	308,014	382,733

Trade payables	754,608	840,957	685,658

Accrued expenses	666,898	678,118	593,391

Income taxes payable	37,939	61,244	47,129

Other current liabilities	245,521	186,657	188,001

Total current liabilities	2,900,580	3,110,059	2,934,360

Long-term debt	1,035,412	716,614	559,075

Other liabilities	568,319	540,181	336,661

Total liabilities	4,504,311	4,366,854	3,830,096

Stockholders’ equity:

Common stock	86,067	86,067	86,067

Capital surplus	172,529	172,529	172,529

Legal reserves	29,391	28,969	28,969

Retained earnings	3,044,948	2,765,600	2,658,891

Adjustments from foreign currency translation	(499,327)	(300,081)	(348,393)

Net unrealized gains on marketable equity securities	6,515	8,730	747

Minimum pension liabilities adjustments	(187,824)	(187,824)	(81,682)

Accumulated other comprehensive income (loss)	(680,636)	(479,175)	(429,328)

Treasury Stock	(24,594)	(49)	—

Total stockholders’ equity	2,627,705	2,573,941	2,517,128

Total liabilities and stockholders’ equity	7,132,016	6,940,795	6,347,224

[6] Segment Information

(A) Business Segment Information

For the nine months ended December 31, 2002

	(In millions of Yen)
	Motor-cycle Business	Auto-mobile Business	Financial Services	Other Businesses	Total	Corporate assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	715,068	4,728,952	177,548	221,282	5,842,850	—	5,842,850
Intersegment-sales	0	0	2,355	9,033	11,388	(11,388)	—

Total	715,068	4,728,952	179,903	230,315	5,854,238	(11,388)	5,842,850
Cost of sales, S.G.A. and R&D expenses	677,095	4,338,553	131,168	224,575	5,371,391	(11,388)	5,360,003

Operating income	37,973	390,399	48,735	5,740	482,847	0	482,847

Explanatory Note:

1.	Segmentation of Business

Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Principal products of each segment

Business	Sales	Principal Products
Motorcycle	Motorcycles, all-terrain vehicles (ATV), personal watercraft and relevant parts	Large-size motorcycles, mid-size motorcycles, motorized bicycles, all-terrain vehicles (ATV), personal watercraft

Automobile	Automobiles and relevant parts	Compact cars, sub-compact cars, mini-vehicles

Financial Services	Financial and insurance services

Other	Power products and relevant parts, and others	Power tillers, generators, general purpose engines, lawn mowers, outboard engines

(B)	Geographical Segment Information

The geographical segmentation is based on the location where sales originated.

For the nine months ended December 31, 2002	( In millions of Yen)
	Japan	North America	Europe	Others	Total	Corporate assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,478,688	3,363,838	447,711	552,613	5,842,850	—	5,842,850
Transfers between geographical segments	1,447,759	95,550	110,754	20,140	1,674,203	(1,674,203)	—

Total	2,926,447	3,459,388	558,465	572,753	7,517,053	(1,674,203)	5,842,850
Cost of sales, S.G.A. and R&D expenses	2,773,052	3,183,518	554,747	521,583	7,032,900	(1,672,897)	5,360,003

Operating income (loss)	153,395	275,870	3,718	51,170	484,153	(1,306)	482,847

(C)	Overseas Sales

For the nine months ended December 31, 2002	( In millions of Yen)
	North America	Europe	Others	Total
Overseas Sales	3,354,040	445,404	727,654	4,527,098
Consolidated Sales				5,842,850
Overseas Sales Ratio to Consolidated Sales	57.4%	7.6%	12.5%	77.5%

Explanatory Notes:

1.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States since the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission, except for all segment information which is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2.	The average exchange rates for the fiscal third quarter ended December 31, 2002 were JPY 122.58=USD 1 and JPY 122.55=euro 1. The average exchange rates for the corresponding period last year were JPY 123.60=USD 1 and JPY 110.67=euro 1. The average exchange rates for the fiscal nine months ended December 31, 2002 were JPY 122.95=USD 1 and JPY 118.81=euro 1, as compared with JPY 122.68=USD 1 and JPY 108.73=euro 1 for the corresponding period last year.

3.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 119.90=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on December 30, 2002.

4.	The Company’s Common Stock-to-ADR exchange rate has been changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

5.	The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No.130, “Reporting Comprehensive Income”. The following table represents components of the Company’s comprehensive income. Other comprehensive income (loss) consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

	Three months ended December 31, 2002	Three months ended December 31, 2001
(In millions of Yen)
Net income	115,167	82,258
Other comprehensive income (loss)	(50,274)	107,998

Comprehensive income	64,893	190,256

	Nine months ended December 31, 2002	Nine months ended December 31, 2001
(In millions of Yen)
Net income	309,946	255,998
Other comprehensive income (loss)	(201,461)	55,199

Comprehensive income	108,485	311,197

6.	Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation used for the fiscal third quarter and the fiscal nine months ended December 31, 2002.